EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

March 14, 2007

James O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:       Evergreen Municipal Trust, File Nos. 811-08367 and 333-140485

            (the “Registrant”)

Dear Mr. O'Connor:

This letter responds to oral comments provided by you and Sheila Stout regarding the above Registrant’s Registration Statement on Form N-14AE/A, filed on February 7, 2007, regarding the proposed merger of Evergreen Florida Municipal Bond Fund (“Florida Municipal Bond Fund”) into Evergreen Municipal Bond Fund (“Municipal Bond Fund”) (each a “Fund” and together the “Funds”) (the “Merger”) (Accession No. 0000907244-07-000135).

Per your request the Registrant filed a delaying amendment on Form DEL AM on March 2, 2007 (Accession No. 0000907244-07-000199) to prevent the Registration Statement from becoming automatically effective on March 9, 2007.

In response to the comments that were relayed in a telephone conversation, on March 1, 2007, please note the following responses:

General comments to prospectus/proxy statement:

Comment #1:  Because the Merger is reasonably contemporaneous with the proposed merger of Atlas National Municipal Bond Fund into Evergreen Municipal Bond Fund, you’ve asked that the Registrant provide certain financial information relating to the potential combination of assets of the three Funds.  Specifically, you asked that note specifically in the prospectus/proxy statement that the other merger proposal exists.  You also asked that the Registrant provide additional Pro Forma Annual Fund Operating Expenses and Examples of Fund Expenses assuming both mergers occur.  You asked that the Registrant revise the pro forma capitalization tables to include the capitalization assuming both mergers occur.  Additionally, you asked that the Registrant provide revised pro forma financial statements showing the effect of both mergers.

Response:       The Registrant has included the requested information.

Comment #2:  You asked for confirmation that the financial statements for Evergreen Florida Municipal Bond Fund did not need to be restated because of investments in tender option bond trusts residual interests (inverse floaters).

Response:       Confirmed.

Comment #3:  You noted that the prospectus for Evergreen Florida Municipal Bond Fund was not accessible on Evergreen’s web site.

Response:       The Registrant has fixed a technology glitch that had temporarily made this prospectus unavailable and the prospectus is now available on the web site.

Comment #4:  You asked that the prospectus/proxy statement be modified to include disclosure that Evergreen Municipal Bond Fund may invest in tender option bonds as part of its principal investment strategy.

Response:       The requested change has been made.

Comment #5:  You asked what accounting treatment would be applied to Tender Option Bond Trusts Residual Interests (Inverse Floaters) that will be acquired by the acquiring fund in connection with the merger.

Response:       The acquiring fund will assume both the assets and liabilities of the acquired fund.  Any inverse floater of the acquired fund would become part of the combined merged portfolio and at that point any unpaid expenses related to the inverse floaters would be accounted for on the books of the acquiring Fund.

Comment #6:  In the Annual Fund Operating Expenses tables, you asked why footnote 1 was applied to the Total Annual Fund Operating Expenses columns.

Response:       The Registrant has amended the tables so that footnote 1 is no longer applied to the Total Annual Fund Operating Expenses columns for either Fund.

Comment #7:  You asked for confirmation of the numbers provided in the “Other Expenses” listed in the Municipal Bond Fund Pro Forma Expense Table and state why such figures do not reflect a more significant decrease in expense.

Response:       The Fund incurs certain “Other Expenses” that are not affected by an increase in the Fund’s assets, such as transfer agency account fees.  In addition, Florida Municipal Bond Fund has less assets than Municipal Bond Fund and any savings to be achieved in the category of “Other Expenses” did not result in a large reduction.  The figures appearing in the table have been confirmed.

Comment #8:  You asked for an explanation as to why the numbers in the table of “Other Expenses” do not tie to the Municipal Bond Fund’s current prospectus.

Response:       The expenses disclosed in Municipal Bond Fund’s prospectus are based on its fiscal year ended May 31, 2006.  Per consultation with the staff of the SEC, the expenses disclosed in the prospectus/proxy statement for Municipal Bond Fund are based upon expenses for the twelve months ended November 30, 2006.

Comment #9:  You asked for the expense ratios and deferred sales charges used in calculating the Examples of Fund Expenses.

Response:       The Registrant confirmed the Examples of Fund Expenses that were provided.  In calculating the Examples of Fund Expenses, the Registrant used the expense ratios and deferred sales charges listed in the prospectus/proxy statement, which are as follows:

Total Annual Fund Operating Expenses
	Florida Municipal Bond Fund	Municipal Bond Fund	Municipal Bond Fund Pro Forma
Class A	0.92%	0.96%	0.92%
Class B	1.62%	1.66%	1.62%
Class C	1.62%	1.66%	1.62%
Class I	0.62%	0.66%	0.62%

	Class A	Class B	Class C	Class I
Maximum deferred sales charge	None(1)	5.00%	1.00%	None

(1)   Effective through March 31, 2007: Investments of $1 million or more are not subject to a front-end sales charge, but will be subject to a contingent deferred sales charge (“CDSC”) of 1.00% upon redemption within one year. Effective April 1, 2007: Investments of $1 million or more are not subject to a front-end sales charge, but will be subject to a CDSC of 1.00% upon redemption within 18 months.

Comment #10:            In the 4th bullet under Principal Investment Strategies for Florida Municipal Bond Fund, you asked that the disclosure be made specific about what “high quality” means in terms of rating categories.

Response:       It means “investment grade” or rated at least Baa or BBB by Moody’s or S&P or the equivalent by another nationally recognized securities ratings organization.  The disclosure has been amended accordingly.

Comment #11:            In the footnotes to the Average Annual Total Return tables, you asked that the disclosure indicate the inception dates of each of the classes.

Response:       The requested change has been made.

Comment #12: In the “Annual Fund Operating Expenses” table, you asked for an explanation as to why the Municipal Bond Fund Pro Forma management fee was lower than the current level of the Municipal Bond Fund management fee.

Response:       This is due to the increased pro forma assets.

Comment #13:            You noted that if Florida Municipal Bond Fund shareholders approve the Merger, they will be merged into a Fund with similar total expenses, but with a potentially less favorable capital loss carryforward position.  You also noted that if the Florida Municipal Bond Fund did not merge into Municipal Bond Fund, its investments would lose the state tax advantage but retain a federal tax advantage.  You asked if Trustees considered this when approving the Merger.

Response:       In considering the Merger proposal, the Trustees considered the relative tax situations of the Funds.  The Trustees also considered, among other things, the potential economies of scale associated with larger mutual funds, the fact that the combined fund would have potential for greater investment diversification, and the relative performance of the Funds, noting that for the past one-, three, and five-year periods ended September 30, 2006 was more favorable for Municipal Bond Fund than for Florida Municipal Bond Fund.  The Trustees also considered the impact the elimination of the Florida intangibles tax would have on the tax advantaged status of Florida Municipal Bond Fund and the fact that the combined Fund is expected to provide Florida Municipal Bond Fund shareholders with a more diversified investment that provides income exempt from federal income tax, other than the alternative minimum tax.

Comment #14:            You noted that the instructions on how to revoke votes do not mention that shareholders may revoke over the internet or via telephone.  You stated that if shareholder will be permitted to revoke their vote in these manners, the disclosure should be revised accordingly.

Response:       The Registrant has added disclosure to clarify that proxies may be revoked by telephone or Internet.

_______________________________________

Comments to pro forma financial statements:

Comment #15:            In Note 2, you asked why the Registrant reported the capital loss carryforward information for Florida Municipal Bond Fund as of September 30, 2006, rather than as of the pro forma date (November 30, 2006).

Response:       The information has been updated as of November 30, 2006.

_______________________________________

At your request, the Registrant makes the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant will file a pre-effective amendment to the Registration Statement on Form N-14 on or around March 14, 2007.  Revisions made to the prospectus/proxy statement, pro forma financial statements and unaudited schedule of investments will be marked in the distribution sent to you via email.

Please feel free to call me at 617-210-3676 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Catherine F. Kennedy

                                                                                    Catherine F. Kennedy, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Timothy Diggins, Esq.

              Ropes & Gray LLP